Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Charter Resource Center website and online on certain Charter social media channels.

www.charterresourcecenter.com @CharterGov * Facebook.com/CharterGov

CHARTER’S INDUSTRY-LEADING COMMITMENT TO ONLINE VIDEO
Charter is a different type of cable company-committed to offering the most innovative products, faster internet speeds at a great value, an open internet and superior customer service. While other cable providers have tried to stem the tide of online video, Charter embraces streaming sites and OTT content-reflected by our existing policies and future commitments.
New Charter will continue Charter’s commitment to an open Internet-so our customers can continue enjoying data-hungry apps and HD-video streaming

•	Charter has fostered a good reputation with leading Internet video companies, with industry leaders such as Netflix and Cogent supporting the transaction.

•	Charter’s commitment to no data caps or usage-based billing means our customers are not punished for streaming online video.

•	New Charter will not block or slow down Internet traffic or engage in paid prioritization-the same commitment already followed by Charter today.

Charter’s commitment to HD-video streaming is supported by our investments in innovation and infrastructure:

•	An all-digital network, which allowed us to quadruple broadband speeds in two years; 60 Mbps is the slowest broadband tier we offer.

•	We will continue to invest in interconnection capacity to avoid network congestion.

•	A first-of-its-kind cloud-based video guide, which enables intuitive search and discovery across TV, online video and apps designed to work on new and old cable boxes.

•
A TV app which allows customers to watch over 170 channels on their tablet or smartphone in the home, program their DVR, and even stream or download shows and movies to watch their favorite content whenever and wherever they want.

Leading online video providers support the Charter-Time Warner-Bright House transaction because of New Charter’s commitments to online video:
“Some of the loudest critics of the Comcast deal, like Netflix, have come out in support of Charter’s takeover bid. Reed Hastings, Netflix’s chief executive, said this week that it would be a ‘tremendous positive’ for the streaming industry because of Charter’s agreement to a ‘multiyear, strong net neutrality policy’ across its new, bigger footprint.” (Emily Steel and Cecilia Kang, “Cable Acquisitions by Charter Communications Face Rising Opposition,” The New York Times, 1/21/16)

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

www.charterresourcecenter.com @CharterGov * Facebook.com/CharterGov

“’That means that we, Hulu, Amazon and others can compete on an open basis,’ Mr. Hastings said. ‘We think it would be a huge step forward for U.S. policy” for streaming services.” (Emily Steel and Cecilia Kang, “Cable Acquisitions by Charter Communications Face Rising Opposition,” The New York Times, 1/21/16)

Important Information for Investors and Shareholders
This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This Current Report is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com